

Westchester Capital
FUNDS

For more than 30 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute returns with low correlation regardless of market movements.

INVESTMENT PHILOSOPHY

Westchester Capital Management seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

INVESTMENT STRATEGY

The investment seeks to achieve capital growth by engaging in merger arbitrage. Under normal market conditions, the Fund invests at least 80% of its total assets principally in equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations.

FUND FACTS

Inception Date	5/24/2004
Ticker	MERVX
Primary Prospectus Benchmark	BofAML US Treasury Bill 3 Mon TR USD
Morningstar Category	US Insurance Market Neutral
Morningstar Institutional Category	Event Driven
Turnover Ratio	202%
Management Fee*	1.25%

*Expense ratios are as of the April 22, 2016 prospectus. The total annual operating expense ratio of the Fund was 2.60%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2017 only with the approval of the Board of Trustees), total anual operating expenses were 1.82%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

INVESTMENT GROWTH

Time Period: 5/25/2004 to 3/31/2017



- Merger VL
- BofAML US Treasury Bill 3 Mon TR USD
- Wilshire Liq Alt Event Driven TR USD

RISK CHARACTERISTICS

Time Period: 4/1/2014 to 3/31/2017

	MERVX	S&P 500
3-yr Std Dev	2.79	10.41
3-yr Beta	0.20	1.00
3-yr Sharpe Ratio	0.30	0.98
3-yr Sortino Ratio	0.48	1.84
3-yr R2	56.63	100.00

TRAILING RETURNS (as of month-end)

As of Date: 3/31/2017



- Merger VL
- BofAML US Treasury Bill 3 Mon TR USD
- Wilshire Liq Alt Event Driven TR USD

TRAILING RETURNS (as of quarter-end)

As of Date: 3/31/2017

	1Q	YTD	1 Year	5 Years	10 Years
Merger VL	0.85%	0.85%	2.44%	1.79%	3.03%
BofAML US Treasury Bill 3 Mon TR USD	0.10%	0.10%	0.36%	0.14%	0.68%
Wilshire Liq Alt Event Driven TR USD	0.80%	0.80%	4.34%	0.77%	2.20%





Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund
MERVX | CUSIP 589512102

March 31, 2017

PORTFOLIO

Average position size:	1.62%
Number of long positions:	57
Number of short positions:	19
Percent invested:	92.59%
Short positions as a % of net assets:	16.93%

GEOGRAPHIC ALLOCATION

United States:	76.91%
Europe ex-U.K.:	17.67%
United Kingdom:	4.36%
Canada:	1.04%
Japan:	0.02%

TOP TEN EQUITY HOLDINGS 44.25%

1. Reynolds American Inc.
2. Time Warner Inc.
3. Yahoo! Inc.
4. NXP Semiconductors NV
5. Syngenta AG
6. Sky PLC
7. Mead Johnson Nutrition Co.
8. B/E Aerospace, Inc.
9. VCA Inc.
10. Hewlett Packard Enterprise Company

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

FUND MANAGERS

ROY D. BEHREN | Began career in 1987
Portfolio Manager since 2007

Mr. Behren received a degree in economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in Corporate Law from the New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
Portfolio Manager since 2007

Mr. Shannon received a degree in finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

Advantages of Investment In The Merger Fund VL

- Retruns have historically had low correlation (beta) with those of the stock or bond market.
- Returns have historically been less volatile than equity markets as represented by our standard deviation.
- Merger arbitrage strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the Fund may provide a hedge to the decreased value of bonds.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index; **The BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes **The US Insurance Market Neutral** is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Sortino Ratio** measures the risk-adjusted return of an investment asset, portfolio, or strategy. It is a modification of the Sharpe ratio but penalizes only those returns falling below a user-specified target or required rate of return, while the Sharpe ratio penalizes both upside and downside volatility equally. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **R-Squared** is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A fund with a low R-squared (70 or less) doesn't act much like the index.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

Q1 STATISTICAL SUMMARY

As of March 31, 2017:

QTD 2017:	0.85%
YTD 2017:	0.85%

Total Fund Assets:	$31.0 million
Total Firm Assets:	$ 3.7 billion

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



- United States — 76.91%
- Europe ex-U.K. — 17.67%
- United Kingdom — 4.36%
- Canada — 1.04%
- Japan — 0.02%

SECTOR EXPOSURE



- Information Tech. — 19.76%
- Materials — 16.76%
- Consumer Disc. — 15.07%
- Consumer Staples — 13.91%
- Financials — 11.18%
- Health Care — 7.75%
- Energy — 7.45%
- Industrials — 4.27%
- Telecom — 3.47%
- Utilities — 0.37%

DEAL TERMS



- Cash — 44.03%
- Cash & Stock — 30.55%
- Stock and Stub — 13.32%
- Undetermined* — 6.72%
- Stock with Fixed Exchange Ratio — 5.33%
- Stock with Flexible Exchange Ratio (Collar) — 0.05%

FUND FACTS

Portfolio Characteristics

Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.60%
Portfolio Turnover Rate:[1]	167%

PORTFOLIO

Equity Investments

Number of Long Positions:	57
Number of Short Positions:	19
Average Position Size:	1.62%
Quarter-end % Invested:	92.59%
Short Positions as a % of Net Assets:	16.93%

Ten Largest Positions as a Percent of Net Assets	44.25%
Reynolds American Inc.	
Time Warner Inc.	
Yahoo! Inc.	
NXP Semiconductors NV	
Syngenta AG	
Sky PLC	
Mead Johnson Nutrition Co.	
B/E Aerospace, Inc.	
VCA Inc.	
Hewlett Packard Enterprise Company	

Type of Buyer

Strategic	98.96%
Financial	1.04%

By Deal Type

Friendly	100.00%
Hostile	0.00%

Average Annualized Total Returns as of 3/31/2017

	YTD	1-year	5-year	10-year
The Merger Fund VL	0.85%	2.44%	1.79%	3.03%
BofAML US Treasury Bill 3 Mon TR USD	0.10%	0.36%	0.14%	0.68%
Wilshire Liq Alt Event Driven TR USD	0.80%	4.34%	0.77%	2.20%

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/15.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2017.

Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

The Merger Fund VL
A Westchester Capital Fund

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	**Attribution**	**Deal**	**Attribution**
NXP Semiconductors NV	0.20%	Cabela's Incorporated	-0.23%
The Valspar Corporation	0.14%	Rite Aid Corp.	-0.21%
B/E Aerospace, Inc.	0.10%	Macro Portfolio Hedge	-0.09%
Time Warner Inc.	0.09%	Sky PLC	-0.07%
Yahoo! Inc.	0.09%		
Actelion LTD	0.09%		

PERFORMANCE SUMMARY

Cumulative Change in Value of a $2,000 Investment Since Inception



This chart illustrates the performance of a hypothetical $2,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies.   Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger arbitrage and event driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The BofA Merrill Lynch 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month; **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes.